GARDERE
attorneys and councelors * www.gardere.com
Direct: 214-999-4645
Direct Fax: 214-999-3645
dearhart@gardere.com


                                                            April 20, 2007




Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-7010

     Re: Cubic Energy, Inc.: Request to Withdraw POS AM filed on April 20, 2007 (File No. 333-140013)

Ladies and Gentlemen:

     In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Cubic Energy, Inc. (the "Company"), hereby requests the withdrawal of the above-referenced POS AM filed on April 20, 2007 (the "Amendment"). This POS AM was filed on March 15, 2007 and became effective April 5, 2007 and is currently in effect. A clerical error resulted in this POS AM being accidentally resubmitted on April 20, 2007.

     If you have any questions or require any additional information with respect to the foregoing, please contact the undersigned at (214) 999-4645.

                                                     Very truly yours,


                                                     /s/ David R. Earhart
                                                     --------------------
                                                     David R. Earhart

cc: Jon S. Ross (Company)